UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

March 9, 2012

Commission File Number: 001-05146-01

KONINKLIJKE PHILIPS ELECTRONICS N.V.

(Exact name of registrant as specified in its charter)

Royal Philips Electronics N.V.

(Translation of registrant’s name into English)

The Netherlands

(Jurisdiction of incorporation or organization)

Breitner Center, Amstelplein 2, 1096 BC Amsterdam, The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (NO. 333-179889) OF KONINKLIJKE PHILIPS ELECTRONICS N.V. AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

The Report comprises the following:

Exhibit No.	Description

4.1	The form of Global Security for the 3.750% Notes due 2022 (included in Exhibit 4.3).

4.2	The form of Global Security for the 5.000% Notes due 2042 (included in Exhibit 4.3).

4.3	Officer’s Certificate pursuant to Section 301 of the Indenture.

5.1	Opinion of Marnix van Ginneken, General Counsel Corporate, Senior Vice President, Koninklijke Philips Electronics N.V., as to the validity of the debt securities.

5.2	Opinion of Sullivan & Cromwell LLP, U.S. counsel to Koninklijke Philips Electronics N.V., as to the validity of the debt securities.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONINKLIJKE PHILIPS ELECTRONICS N.V.
(Registrant)

Date: March 9, 2012	By:	/s/ Marcio Barbosa
Name: Marcio Barbosa
Title: Head of Corporate Finance